UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(g) of the Securities Exchange Act of 1934

PeakCart Group Corp.

(Exact name of registrant as specified in its charter)

Jurisdiction of Incorporation	I.R.S. Employer Identification No.
Wyoming	39-3107719
Principal Executive Offices	Telephone
36 Shadow Brook Lane, Lander, WY 82520, USA	(949) 278-2285

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered
Common Stock, par value $0.0001 per share

Draft prepared for attorney review, final exhibit verification, auditor review, and EDGAR formatting. Do not file until approved by SEC counsel and all exhibit consents have been finalized.

Forward-Looking Statements

This Registration Statement contains forward-looking statements within the meaning of the federal securities laws. These statements include statements regarding anticipated business plans, acquisitions, expansion of international trade and distribution activities, future financing, corporate actions, liquidity, compliance plans and expected market development. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update forward-looking statements except as required by law.

Item 1. Business

Overview

PeakCart Group Corp. (the Company, PeakCart, we, us or our), formerly Hydro Power Technologies, Inc., is a Wyoming corporation. Following a 2025 change in control and reorganization, the Company operates as a holding company engaged through subsidiaries in international trade, distribution of premium wine and spirits, food and beverage products, health supplements and related consumer products. The Company focuses on cross-border distribution channels, particularly in Asia-Pacific markets, supported by procurement, logistics, marketing and supply-chain relationships.

Corporate History and Change in Control

The Company was originally incorporated in Nevada on April 1, 2005 as Boyd Holdings Inc., later changed its name to Playbox (US) Inc., and subsequently became Hydro Power Technologies, Inc. The issuer redomiciled to Wyoming and later adopted the name PeakCart Group Corp. in connection with its 2025 reorganization and FINRA corporate action process.

On August 20, 2025, the Board approved the Securities Purchase Agreement between PatientTrac Limited and BioCube, Inc. and appointed Fengying Guo as Chief Executive Officer, Ruiyan Wu as Chief Financial Officer, Lisu Shi as Corporate Secretary, Dan Du as Independent Director, and Qingchun Yi as Independent Director. The change in control involved the transfer of 110 Series A Preferred shares and approximately 3,901,000 Series E Preferred shares to BioCube, Inc.

Acquisitions

Effective during 2025, the Company completed acquisitions of 100% of BioCube, Inc., 100% of StarX Global Inc., 65% of Peak Ocean Limited and 65% of Global iFood Limited. The acquisitions were completed through preferred stock issuances and were accounted for in the audited consolidated financial statements in accordance with U.S. GAAP.

Products and Markets

The Company and its subsidiaries distribute premium wine, spirits, food and beverage products and related consumer products. The business model emphasizes sourcing international brands, onboarding brands for cross-border distribution, developing e-commerce and offline sales channels, and building logistics infrastructure serving Asia-Pacific and other international markets.

Employees

The Company relies on management and subsidiary personnel to operate its business. As operations grow, management expects to add staff and contractors in finance, logistics, sales, regulatory compliance and public-company reporting.

Item 1A. Risk Factors

We have a limited operating history as a combined company following our recent change in control and acquisitions.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We may not successfully integrate BioCube, StarX Global, Peak Ocean and Global iFood into a single public-company platform.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our business depends on key management personnel and the loss of any such personnel could adversely affect operations.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our international operations expose us to foreign currency, import/export, customs, tax, political and regulatory risks.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We operate in highly competitive beverage, consumer products and distribution markets.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Changes in consumer preferences, inflation, shipping costs or supply disruptions could materially affect revenue and margins.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our current public float is extremely limited following the 1-for-558,633 reverse split and 200-for-1 forward split.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Low float and limited trading volume may result in substantial volatility and illiquidity in our common stock.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Control of the Company is concentrated through preferred stock ownership held by BioCube, Inc.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

The voting and conversion rights of Series A, Series A-1 and Series E Preferred Stock may substantially dilute common stockholders.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Future issuances of common stock or preferred stock may dilute existing stockholders.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We will incur substantial costs as a fully reporting company under the Exchange Act.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We may identify material weaknesses or significant deficiencies in internal control over financial reporting.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our auditor is located outside the United States, and audit coordination, PCAOB compliance and regulatory review may create timing risks.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We may require additional capital, and capital may not be available on acceptable terms.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our shares are quoted on OTC Markets and may be subject to penny stock rules and trading limitations.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

The Company has completed complex corporate actions, including preferred stock cancellations and FINRA processing, which could be challenged or require further clarification.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

If our securities do not meet future listing standards, we may be unable to uplist to a national securities exchange.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Our financial statements involve estimates and acquisition accounting judgments that may be revised.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

We may be subject to product, labeling, alcohol, customs, food safety and consumer protection regulations in multiple jurisdictions.

The occurrence of this risk could materially and adversely affect our business, financial condition, results of operations, liquidity, trading market, or ability to complete future financings or exchange listings. Investors should carefully consider this risk together with the other information contained in this Registration Statement and the audited financial statements included herein.

Item 2. Financial Information

Selected Financial Data

Metric	Fiscal Year Ended December 31, 2025
Revenue	$18,951,034
Gross Margin	$2,721,759
Income from operations	$1,199,842
Net income	$1,259,933
Total assets	$8,285,888
Total liabilities	$1,309,076
Stockholders equity	$6,976,812
Cash	$1,329,341

Management Discussion and Analysis

The Company generated revenue in 2025 primarily from food, beverage and premium wine and spirits distribution through its acquired operating subsidiaries. The Company completed a strategic transition from legacy hydropower and related operations to international trade and consumer product distribution. The Company expects future results to depend on integration of subsidiaries, development of brand relationships, working-capital availability, logistics performance, and the Company ability to maintain regulatory compliance in applicable markets.

Net income for 2025 was approximately $1.26 million. The Company ended 2025 with cash of approximately $1.33 million and total assets of approximately $8.29 million. The audited financial statements and related notes are included as Exhibit 99.1 and should be read together with this Item 2.

Liquidity and Capital Resources

The Company intends to fund operations through cash on hand, operating cash flows, trade finance arrangements and, if necessary, future debt or equity financing. There can be no assurance that additional capital will be available on acceptable terms or at all.

Item 3. Properties

The Company principal executive office is located at 2612 Greenleaf Drive, West Covina, California 91792. The Company also utilizes subsidiary and third-party warehousing, logistics and distribution resources. Management believes the Company facilities are adequate for current operations, but additional facilities may be required as the business expands.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following tables are based on the Company records, transfer agent records and preferred stock registers available to management. Percentages are based on 102,000 shares of common stock outstanding following the June 2, 2026 reverse and forward stock split unless otherwise stated.

Common Stock Holder	Shares	Percentage
Jeanne Novikow	8,600	8.43%
Desmond J. Cobble	7,400	7.25%
William R. Pfeiffer	5,600	5.49%
Barry Harding	5,400	5.29%
Nejo Limited	5,400	5.29%

Cede & Co. is a DTC nominee and is not treated as a beneficial owner for purposes of this table absent identification of underlying beneficial owners.

Preferred Class	Holder	Shares	Class Percentage
Series A	BioCube, Inc.	110	100%
Series A-1	BioCube, Inc.	1,000	100%
Series E	BioCube, Inc.	3,898,500	95.98%

Item 5. Directors and Executive Officers

Name	Age	Position	Since
Fengying Guo	65	Chief Executive Officer, Chairman and Director	August 20, 2025
Ruiyan Wu	41	Chief Financial Officer and Director	August 20, 2025
Lisu Shi	54	Corporate Secretary and Director	August 20, 2025
Dan Du	37	Independent Director	August 20, 2025
Qingchun Yi	46	Independent Director	August 20, 2025

Fengying Guo

Fengying Guo has nearly twenty years of experience in international consumer goods trade, with a primary focus on wine and broader consumer products. She has been involved in supply chain development for wine and health supplements on major Chinese cross-border e-commerce platforms, including JD International and Tmall Global. Her experience includes supply-chain system design, overseas brand onboarding, strategic sourcing, distribution and business development.

Ruiyan Wu

Ruiyan Wu has held management positions with leading financial institutions in China, including the Shanghai Branch of Industrial and Commercial Bank of China, the Shanghai Free Trade Zone Sub-branch of Bohai Bank, and the Shanghai Branch of Shengjing Bank. He has more than a decade of experience in banking, international trade finance and supply-chain finance management.

Lisu Shi

Lisu Shi has nearly twenty years of experience in finance and business management. She has served as a finance executive for multiple publicly listed companies in China and has experience in multinational enterprise management, financial reporting, business operations and board-level decision-making.

Dan Du

Dan Du is a seasoned e-commerce executive with extensive experience in Southeast Asian markets. He has led and managed e-commerce operations teams of more than 200 people and has launched and scaled well-known U.S. brands in Vietnam through strategic e-commerce initiatives and digital sales channels.

Qingchun Yi

Qingchun Yi brings more than twenty years of experience in international trade and logistics across Southeast Asia, Europe and other key global markets. He has expertise in supply-chain management, international logistics, trade and finance, and has developed a broad network of industry relationships worldwide.

Family Relationships and Legal Proceedings Involving Management

There are no family relationships among the Company directors and executive officers. During the past ten years, none of the listed directors or executive officers has been involved in a legal proceeding requiring disclosure under Item 401(f) of Regulation S-K.

Item 6. Executive Compensation

No compensation was paid to the Company executive officers or directors during the fiscal year ended December 31, 2025. The Company has no employment agreements, director compensation plans, bonus plans, equity incentive plans, stock option grants or other compensation arrangements currently in effect.

Name and Position	Salary	Bonus	Stock Awards	Option Awards	All Other	Total
Fengying Guo, CEO	$0	$0	$0	$0	$0	$0
Ruiyan Wu, CFO	$0	$0	$0	$0	$0	$0
Lisu Shi, Secretary	$0	$0	$0	$0	$0	$0

Item 7. Certain Relationships and Related Party Transactions

Except for the disclosed acquisitions of BioCube, Inc., StarX Global Inc., Peak Ocean Limited and Global iFood Limited and the related preferred stock transactions described in this Registration Statement and the financial statements, there have been no related-party transactions since January 1, 2024 that require disclosure under Item 404 of Regulation S-K.

Item 8. Legal Proceedings

The Company is not a party to any material pending legal proceeding, and management is not aware of any material legal proceeding threatened against the Company, its subsidiaries, directors or executive officers.

Item 9. Market Price of and Dividends on Common Equity and Related Stockholder Matters

The Company common stock has been quoted on OTC Markets under the symbol PYBX and, following FINRA processing of the corporate action, under the temporary symbol PYBXD and intended symbol PCGC. The Company has not declared or paid cash dividends. Future dividends, if any, will be determined by the Board of Directors based on earnings, liquidity, capital requirements, legal restrictions and other factors.

Following the corporate action effective June 2, 2026, the Company had 102,000 shares of common stock outstanding and 119 shareholders of record.

Item 10. Recent Sales of Unregistered Securities

During the periods covered by this Registration Statement, the Company issued preferred securities in connection with change-in-control transactions and acquisitions. These included issuances of Series E Preferred Stock in connection with acquisitions of BioCube, StarX Global, Peak Ocean and Global iFood, the issuance of Series A-1 Preferred Stock to BioCube, Inc., and related transfers of Series A and Series E Preferred Stock in connection with the July 2025 change of control. The Company believes these transactions were exempt from registration under Section 4(a)(2) of the Securities Act and/or other available exemptions, subject to counsel review.

Item 11. Description of Registrant Securities to be Registered

Common Stock

Each share of common stock is entitled to one vote on all matters submitted to shareholders. Dividends may be declared by the Board of Directors in its sole discretion out of legally available funds. Holders of common stock do not have preemptive rights. Upon liquidation, holders of common stock are entitled to share ratably in assets remaining after payment of liabilities and satisfaction of preferential rights of preferred stockholders.

Preferred Stock

Preferred stock dividends for Series A through Series F are authorized if declared by the Board of Directors in its sole discretion. Series A-1 Preferred Stock has super-voting rights equal to one million votes per share on all matters affecting the Company. Series A Preferred Stock voting power is determined by a formula equal to four times the sum of outstanding common and specified preferred shares divided by the number of Series A shares outstanding. Series E Preferred Stock has 1,000 votes per share and is convertible into 3,000 shares of common stock for each Series E share. Series A has no conversion or liquidation rights. Series B and Series C rights are described in the applicable Certificates of Designation, although certain prior Series B shares and prior designations were cancelled as described elsewhere herein.

Redemption and Sinking Funds

No outstanding preferred stock is subject to mandatory redemption or sinking fund provisions.

Recent Modifications to Security Holder Rights

During the reporting period, the Company authorized and issued Series A-1 Preferred Stock, cancelled and rescinded certain previously issued Series B Preferred Stock, cancelled prior Certificates of Designation for Series B, C, D and F, and completed a reverse split followed by a forward split through FINRA and the transfer agent.

Item 12. Indemnification of Directors and Officers

The Company is organized under the laws of the State of Wyoming. Wyoming law permits indemnification of directors and officers to the fullest extent permitted by applicable law. The Company governing documents may provide indemnification rights and expense advancement rights for directors and officers, subject to statutory limitations. SEC counsel should verify final bylaw text and applicable indemnification language before filing.

EXPERTS

The consolidated financial statements of Peakcart Group Corp (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in stockholders equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements), included in this Registration Statement on Form 10 have been audited by LAO Professionals, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm dated April 5, 2026, appearing elsewhere herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Financial Statements

The audited consolidated financial statements of PeakCart Group Corp. for the years ended December 31, 2025 and 2024, including the report of LAO Professionals dated April 5, 2026, are filed as Exhibit 99.1 to this Registration Statement and incorporated herein by reference for attorney-review draft purposes.

Exhibit Index

Exhibit	Description
2.1	July 16, 2025 Securities Purchase Agreement between PatientTrac Limited and BioCube Inc. relating to change of control.
2.2	Backup copy of Securities Purchase Agreement as uploaded by the Company.
3.1	Wyoming Articles of Amendment filed in connection with corporate amendments.
3.2	Name change amendment changing the issuer name to PeakCart Group Corp.
3.3	Articles of Amendment and reverse/forward split corporate filing package.
3.4	Wyoming filing record / amendment support package
3.5	Reverse split amendment support package dated January 8, 2026.
3.6	Reverse split amendment support package dated December 22, 2025.
3.7	Certificate of Designation for Series B Preferred Stock.
3.8	Certificate of Designation for Series C Preferred Stock.
3.9	Board action terminating Preferred Series B, C, D and F designations.
3.10	Series A-1 Preferred Stock registry and board authorization.
4.1	CUSIP confirmation for PeakCart Group Corp. common stock, CUSIP 44882R200.
4.2	Series A Preferred Stock register.
4.3	Preferred Series A stock support document.
4.4	Preferred Series E stock register as of May 25, 2026.
10.1	Board approval of acquisition transactions dated December 2, 2025.
10.2	Board corrective action regarding erroneous Series E issuance and related shareholder register corrections.
10.3	Engagement letter with LAO Professionals for audit services.
10.4	Invoice from LAO Professionals for audit services.
10.5	Director and officer compensation memorandum confirming no compensation arrangements.
23.1	Auditor Consent
23.2	Consent of Alex R. Stavrou, Esq. dated June 17, 2026
99.1	Audited consolidated financial statements for fiscal years ended December 31, 2025 and 2024.
99.2	OTC Markets Annual Report for the period ended December 31, 2025.
99.3	IRS EIN confirmation notice.
99.4	Updated corporate history letter submitted for FINRA corporate action review.
99.5	Special Meeting minutes appointing current officers and directors effective August 20, 2025.
99.6	Background check authorization forms for officers and directors.
99.7	DTC legal opinion / corporate action correspondence for new CUSIP and reverse/forward split.
99.8	DTC legal opinion / corporate action correspondence duplicate as uploaded.
99.9	DTCC email chain confirming acceptance of legal opinion and new CUSIP approval.
99.10	Pacific Stock Transfer map of 1-for-558,633 reverse split effective June 2, 2026.
99.11	Pacific Stock Transfer map of 200-for-1 forward split/shareholder list effective June 2, 2026.
99.12	Alternate copy of Pacific Stock Transfer forward split map.
99.13	Majority shareholder written consent approving reverse/forward split and corporate action.
99.14	Company investor/business presentation as uploaded.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

PeakCart Group Corp.

By: /s/ Fengying Guo
Fengying Guo
Chief Executive Officer

By: /s/ Ruiyan Wu
Ruiyan Wu
Chief Financial Officer